Filed by Andrew Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Allen Telecom Inc.
Commission File No.: 001-06016

        The following document was posted on May 12th to Andrew Corporation's internal internet for employees.

Andrew-Allen Transaction Update

        On 18 February 2003 we announced plans to merge with Allen Telecom, another leader in the wireless telecommunications marketplace. This is an industry landmark transaction that serves to position the "new Andrew" as the preferred supplier of choice for a complete RF path solution, with the product breadth and innovation our customers have requested and need. Since the announcement, management teams from both companies have been working to create a true integration plan to be implemented once we are officially one company. Read further to find out what's meant by true integration, what's been happening, who's doing what, and how you can get involved.

        Please note that this merger is still subject to certain government approvals and shareholder votes for each company which are expected to occur between now and the end of June. After these steps are completed/approved, the merger will be legally implemented.

True Integration

        Our customers are excited about the merging of Andrew and Allen—we are two leading companies with great people, great products and great, established customer relationships. The way for us to ensure that we are even better together than we are apart, is to take the best of each company and create a new one—a new Andrew—with the best combination of people, innovative ideas, processes, locations and operations that each company has to offer. True integration is just that—identifying the best of the best—from Allen or Andrew, and using this to design the "new Andrew."

Integration Planning

        More than 20 integration teams, made up of both Andrew and Allen people, are already working to identify how to maximize employee, customer and shareholder value by making recommendations for best integrating the two companies in both line operations and functional areas (click on the Integration Team link below to see the current team structure). Approximately 80 people, in equal measure from both companies, are currently active in this high-level planning phase. Many others are involved in sourcing information, and /or reviewing the decisions and other results of the integration teams' work. Between now and the end of May, these integration teams will assess their specific areas and create their recommendations. They will evaluate cost savings and consolidation efforts already in place in both companies to see how the "new company" can build on that momentum. When the teams' recommendations are defined, they will meet with Andrew and Allen senior management to discuss how their recommendations impact our current businesses and agree on how we will move forward as the "new Andrew."

Implementation Plans

        When the "new Andrew" is agreed upon, integration plans will be created and communicated to transition from two separate companies to one company, fully integrated, to maximize value. The complete integration process is expected to last 12 to 18 months. During this period, some changes will happen very quickly, and others will take a significant amount of time. Additionally, there may be interim plans put in place until we can get to our desired end state.

        While each team has its own specific questions and issues to address, all teams are taking stock of the best of both companies and identifying how to use them going forward. For each team there are many alternatives to consider and few easy answers. To help decision-making, the teams are using three key guiding principles:

Customers First.

  We must take actions that prove to our customers, agents, distributors and representatives that meeting their needs is our top priority.

  Respect for People.

  We must treat each other with respect and integrity and be honest in our communications with each other and our employees.

  Speed to Value.

  We must execute quickly to ensure the projected value and synergies we see in the combination are translated to real and measurable business results.

        Integrating companies is a difficult process, during which mistakes will inevitably be made. If we follow these guiding principles while making decisions and recommendations, we better position ourselves to create a new Andrew that best serves our customers.

Integration Strategy

        While the integration teams are assessing the detailed operations and functions, Andrew and Allen senior leaders are working to confirm the overall strategy and addressed markets of the "new Andrew." These strategic decisions will drive the subsequent decisions made after each integration team's recommendations.

Integration Communication

        When two companies merge, there is naturally a huge amount of concern and uncertainty among the employees of both companies. We know that you have many questions, but at this stage in the integration process, there are not yet many answers. Our commitment is that when we know, you'll know.

        A key part of integration planning and subsequent execution is communication. A communication team has been formed—of both Andrew and Allen people—to ensure that integration communication happens both internally, to all employees, and externally to our shareholders and the market. Right now decisions and news about the integration is slow but more information will be available in the coming weeks. At this point, there are plans in place to evaluate some of the key decisions at the end of June and we'll communicate those decisions very soon after the transaction closes.

How You Can Get Involved

        If you have a suggestion or question, please contact your local HR Representative who will ensure that it is raised to the appropriate integration team as well as the communication team. Alternatively, you may e-mail your suggestions or questions to IntegrationQuestions@andrew.com. As soon as we can answer, we will communicate to all employees. Your suggestions and questions are important to the decisions that are being made and the communication that is being shared. If you have something to suggest or ask, please don't hesitate to do so.

Customer Focus During the Transition

        During the time of the merger and integration process, it is critical that we remain focused on customers—the reason both companies are successful. Andrew and Allen have strong customer relationships and reputations that we need to continue to uphold. This is even more important when we are in transition because our customers, the market, and our competitors are watching us closely to see how we are doing.

For More Information

        The only promise that we can make today is that there will be changes, and that we will tell you about them just as quickly as we can. There will inevitably be quiet periods during the transition, due to legal or regulatory issues, but we will do our best to ensure there are no surprises. Please use the feedback mechanisms—your HR Representative and the integration e-mail address to tell us what's on your mind and what you think we can do to make the "new Andrew" the best company in the wireless telecommunications space. Thank you for your support and commitment.

        Attached are several documents that have already been communicated via WebCore—the initial press release announcing our plans to merge with Allen, an employee Q&A, and the Road Show presentation that was used to inform industry and financial analysts of our merger plans—as well as a new document that defines terms that are commonly used during mergers.

About Allen Telecom Inc.

        Allen Telecom Inc. (http://www.allentele.com) is a leading supplier of wireless equipment to the global telecommunications infrastructure market. Allen has manufacturing facilities in nine countries (United States, Mexico, Brazil, China, Italy, Germany, Czech Republic, France and Australia) and R&D/Product Engineering facilities in five. The Allen customer base includes all of the original equipment manufacturers (OEMs) Alcatel, Siemens, Nortel, Motorola, Lucent, Ericsson and Nokia and more than 200 carriers worldwide.

        The company has eight divisions. FOREM supplies sophisticated filters, duplexers, combiners, amplifiers and microwave radios to an array of OEM customers. MIKOM focuses on providing indoor and outdoor repeaters, in-building multi-band optical repeater systems and other products that enhance both the coverage and the capacity of a wireless system. Tekmar Sistemi provides integrated low power fiber optic and cable distributed antenna systems for indoor coverage systems. Telia designs, manufacturers and distributes power amplifiers for internal use and designs multi-carrier power amplifiers for use in UMTS systems. Decibel Products and Antenna Specialists manufacture land based and mobile antennas in frequency bands that cover all of the traditional wireless networks and third generation (3G) air interfaces. Grayson Wireless supplies network-based wireless caller geolocation systems for E911 and value added services, as well as measurement and signal processing systems for testing the performance of a wireless network. Comsearch offers program management, network planning, engineering, development and installation of wireless networks worldwide.

        Allen Telecom was founded in 1928 by Gerald H. Allen, Roy J. Miller, and Otto F. Rosenbusch, as the Allen Electric and Manufacturing Company. Today, Allen employs over 2,300 people throughout the world and is a leading supplier of wireless equipment to the global telecommunications infrastructure market. Allen Telecom Inc. was listed on the NYSE in September 1971 and is traded under the symbol ALN.

Additional Information and where to find it

        On March 31, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a preliminary joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on March 31,2003, the definitive joint proxy statement/prospectus (when it is available) and any other relevant materials filed by Andrew or Allen with the SEC because they contain, or will contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Andrew and Allen seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus filed with the SEC on

March 31,2003 and the definitive joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the preliminary joint proxy statement/prospectus filed with the SEC on March 31, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available.